UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

The X-Change Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
98371P109
(CUSIP Number)
G. Bryan Dutt
2211 Norfolk, Suite 611
Houston, Texas 77098
(713) 218-6945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

July 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☑

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	98371P109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ironman PI Fund (QP), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		35,151,787

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,151,787

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,151,787

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.7%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	98371P109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Energy Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		35,151,787

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,151,787

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,151,787

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.7%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	98371P109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		35,151,787

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,151,787

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,151,787

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.7%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	98371P109	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G. Bryan Dutt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		35,151,787

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,151,787

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,151,787

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1. Security and Issuer
          This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, $0.001 par value (“Common Stock”), of The X-Change Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 710 Century Parkway, Allen, Texas 75013.
Item 2. Identity and Background
          (a) This Schedule 13D is filed by (i) Ironman PI Fund (QP), LP, a Texas limited partnership (the “Ironman Fund”), a private investment fund which holds the shares of Common Stock, (ii) Ironman Energy Partners II, L.P., a Texas limited partnership (“Ironman Energy”), as the investment manager of Ironman Fund, (iii) Ironman Capital Management, LLC, a Texas limited liability company (“Ironman Capital”), as the general partner of Ironman Energy, and (iv) Mr. G. Bryan Dutt, the managing member of Ironman Capital (the persons mentioned in (i), (ii), (iii) and (iv) are referred to as the “Reporting Persons”).
          (b) The business address of each of the Reporting Persons and each of the other executive officers of Ironman Capital is 2211 Norfolk, Suite 611, Houston, Texas 77098.
          (c) Ironman Fund is a collective investment vehicle. Ironman Energy and Ironman Capital provide investment management services. The principal occupation of G. Bryan Dutt is investment management.
          (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f) Ironman Fund and Ironman Energy are Texas limited partnerships. Ironman Capital is a Texas limited liability company. Mr. Dutt is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration
          On December 4, 2007, pursuant to a Securities Purchase Agreement, dated December 4, 2007, among the Issuer, Ironman Fund and certain other purchasers (the “Securities Purchase Agreement” as amended by Amendment No. 1 (defined below), the “Amended Securities Purchase Agreement”), Ironman Fund acquired from the Issuer (i) a Senior Secured Convertible Term Note in the original principal amount of $775,000 (the “Original Tranche A Convertible Note”) and (ii) a warrant to purchase 1,937,500 shares of Common Stock (the “Tranche A Warrant”). On July 10, 2008, (i) the Securities Purchase Agreement was amended by Amendment No. 1 to the Securities Purchase Agreement (“Amendment No. 1”), (ii) Ironman Fund exchanged the Original Tranche A Convertible Note for a Senior Secured Convertible Term Note (the “Tranche A Convertible Note”), (iii) Ironman Fund acquired from the Issuer a Senior Secured Convertible Term Note in the original principal amount of $775,000 (the “Tranche B Convertible Note,” and together with the Tranche A Convertible Note, collectively, the “Convertible Notes”) and (iv) a warrant to purchase 11,071,429 shares of Common Stock (the “Tranche B Warrant,” and together with the Tranche A Warrant, collectively, the “Warrants”). Pursuant to the Amended Securities Purchase Agreement, Ironman Fund was also issued 7,196,429 shares of Common Stock on July 10, 2008.
          The funds used to purchase the Convertible Notes and Warrants were obtained from Ironman Fund’s working capital.
Item 4. Purpose of the Transaction
          The purpose of the acquisitions of the Issuer’s securities by the Reporting Persons were for investment and were made in the ordinary course of business and were not made for acquiring control of the Issuer. The Reporting Persons at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its current holdings of the Issuer depending upon an ongoing evaluation of the investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. Although the Reporting Persons have no current intentions to do so, pursuant to the terms of the Amended Securities Purchase Agreement, they retain the right to propose up to three (3) director nominees for the Issuer’s Board of Directors and the Issuer is obligated to take all lawful action to solicit proxies from its shareholders and recommend that such shareholders elect such director nominees to the Issuer’s Board of Directors. The Amended Securities Purchase Agreement also allows the Reporting Persons and the other purchasers to send one non-voting observer to the meetings of the Issuer’s Board of Directors and the purchasers have the preemptive right to purchase such number of shares of capital stock of the Issuer to maintain their respective fully diluted percentage ownership in the Issuer. The Issuer is also required to call a special meeting of its shareholders to amend its charter to increase the number of authorized shares of the Issuer’s Common Stock, so the Issuer will have an adequate reserve from its duly authorized shares of Common Stock to comply with its obligations under the Convertible Notes and Warrants.
          Although the Reporting Persons have no current intentions to do so, they retain the ability to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
          (a) The Reporting Persons beneficially own 35,151,787 shares of Common Stock (such number includes (i) 3,875,000 shares of Common Stock which the Reporting Persons have the right to convert a Tranche A Convertible Note, (ii) a Tranche A Warrant to purchase 1,937,500 shares of Common Stock, (iii) 11,071,429 shares of Common Stock into which the Reporting Persons have the right to convert a Tranche B Convertible Note, (iv) a Tranche B Warrant to purchase 11,071,429 shares of Common Stock and (v) 7,196,429 shares of Common Stock) of the Issuer, which represents 52.7% of the Issuer’s outstanding Shares (based on the 31,589,501 shares of Common Stock outstanding as of April 30, 2008 as reported in the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2008 plus the securities reported by the Reporting Persons).
          (b) The Reporting Persons have the power to vote and dispose of the 35,151,787 shares of Common Stock.
          (c) Except as set forth in Item 6 below, there have been no transactions effected during the sixty (60) day period prior to the date hereof.
          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13 D.
          (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Purchase of Convertible Notes and Warrants.
               Pursuant to the terms of the Securities Purchase Agreement (the form of which is attached hereto as Exhibit A and is incorporated herein by reference in response to this Item 6), on December 4, 2007, the Reporting Persons purchased from the Issuer (i) the Original Tranche A Convertible Note (the form of which is attached hereto as Exhibit B and is incorporated herein by reference in response to this Item 6) in the original principal amount of $775,000 and (ii) the Tranche A Warrant (a form of which is attached hereto as Exhibit C and is incorporated herein by reference in response to this Item 6) to purchase up to 1,937,500 shares of Common Stock. In addition, pursuant to the terms of the Securities Purchase Agreement as amended by Amendment No. 1 (the form of which is attached hereto as Exhibit D and is incorporated herein by reference in response to this Item 6), on July 10, 2008 the Reporting Persons exchanged with the Issuer the Original Tranche A Convertible Note for the Tranche A Convertible Note (the form of which is attached hereto as Exhibit E and is incorporated herein by reference in response to this Item 6) and the Original Tranche A Warrant for the Tranche A Warrant (a form of which is attached hereto a Exhibit F and is incorporated herein by reference in response to this item 6) and the Reporting Persons purchased from the Issuer (i) the Tranche B Convertible Note (the form of which is attached hereto as Exhibit G and is incorporated herein by reference in response to this Item 6) in the original principal amount of $775,000, (ii) the Tranche B Warrant (a form of which is attached hereto as Exhibit H and is incorporated herein by reference in response to this Item 6) to purchase up to 11,071,429 shares of Common Stock and (iii) 7,196,429 shares of Common Stock.
          Under the Convertible Notes, interest is payable quarterly, at the option of the Issuer, in cash or by increase in the principal amount of the Convertible Note, at a rate equal to eight percent (8%) per annum from the date of issuance. The maturity date of the Tranche A Convertible Note and the Tranche B Convertible Note is December 4, 2012 and July 10, 2013, respectively. The Tranche A Convertible Note is initially convertible into Common Stock at a conversion price of $0.20 per share of Common Stock, and the Tranche B Convertible Note is convertible into Common Stock at a conversion price of $0.07 per share of Common Stock. The Convertible Notes are subject to certain anti-dilution adjustments and may be converted into Common Stock at any time prior to maturity, in whole or in part, at the election of the Reporting Persons, and are automatically converted into Common Stock upon the occurrence of certain events. The Reporting Persons has the right to require that the Issuer redeem the Convertible Notes following an event of default under the Convertible Notes or if there is a change of control of the Issuer, in each case at a premium over the principal amount of the Convertible Note.
          The Tranche A Warrant is initially exercisable for 1,937,500 shares of Common Stock at an exercise price of $0.50 per share, and the Tranche B Warrant is initially exercisable for 11,071,429 shares of Common Stock at an exercise price of $0.17 per share. The Tranche A Warrant and the Tranche B Warrant are exercisable at the option of the Reporting Persons at any time prior to December 4, 2012 and July 10, 2013, respectively. The Warrants are also subject to certain anti-dilution adjustments.
Guaranty and Security Agreement.
          The Issuer’s obligations under the Convertible Notes are fully and unconditionally guaranteed by AirGATE Technologies, Inc. (“AirGATE”), a subsidiary of the Issuer, under the terms of a Guaranty Agreement dated December 4, 2007, executed by AirGate in favor of the Reporting Persons, as collateral agent (in the form attached hereto as Exhibit I and incorporated herein by reference in response to this Item 6).
          The Issuer’s obligations under the Convertible Notes are additionally secured by liens and security interests in all of the assets of AirGATE under the terms of a Security Agreement, dated December 4, 2007, among AirGATE, the Reporting Persons, as collateral agent, and the purchasers under the Amended Securities Purchase Agreement, in the form attached hereto as Exhibit J and incorporated herein by reference in response to this Item 6.

Registration Rights Agreement.
          The Issuer entered into a Registration Rights Agreement, dated December 4, 2007 (the “Original Registration Rights Agreement”, in the form attached hereto as Exhibit K and incorporated herein by reference in response to this Item 6), as amended by Amendment No. 1 to the Registration Rights Agreement (the form of which is attached hereto as Exhibit L and incorporated herein by reference in response to this Item 6), dated July 10, 2008 (“Amendment No. 1 to the Registration Rights Agreement”) for the benefit of the Reporting Persons and each of the other purchasers under the Amended Securities Purchase Agreement (each a “Requesting Party”). Pursuant to the terms of the Registration Rights Agreement, as amended by Amendment No. 1 to the Registration Rights Agreement (the “Amended Registration Rights Agreement”), if the Issuer receives, at any time after January 1, 2009, a request from a Requesting Party to effect a registration statement, the Issuer is required to file within 60 days after such request, a registration statement covering the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or exercise of the Warrants, to ensure that the registration statement enters into effect within 180 days thereafter, and to maintain the effectiveness of the registration. The Reporting Persons and the other Requesting Parties have the right to require that the Issuer file up to four registrations, subject to certain requirements. In addition, the Requesting Parties are entitled to piggyback registration rights with respect to the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or upon the exercise of the Warrants such that these shares may be registered with any other shares of Common Stock registered by the Issuer. In the event that the Issuer fails to fulfill its obligation to file or effect a registration statement pursuant to the terms of the Amended Registration Rights Agreement, the Issuer has agreed to pay the Reporting Persons and the other Requesting Parties liquidated damages in the amount of $1,000 per day until such failure has been cured. Such liquidated damages, in the aggregate, shall not exceed $150,000.
Voting Agreement.
               In order to facilitate the consummation of the transactions contemplated by the Amended Securities Purchase Agreement and in consideration thereof, the Reporting Persons entered into a Voting Agreement dated July 10, 2008 (the “Voting Agreement”, in the form attached hereto as Exhibit M and incorporated herein by reference in response to this Item 6) with certain shareholders of Issuer whereby the shareholders agreed to vote all of their shares of the Issuer’s Common Stock to (i) approve the amendment to the Issuer’s charter to increase the number of authorized shares so the Issuer will have an adequate reserve from its duly authorized shares to comply with its obligations under the Convertible Notes and Warrants and (ii) the shareholders will not take any action that is inconsistent with the obligations of such shareholders under the Voting Agreement, or prevent or materially delay the approvals contemplated by the Amended Securities Purchase Agreement. In addition, the shareholders granted an irrevocable proxy in favor of the Reporting Persons and the other purchasers to approve the amendment of the Issuer’s charter to increase the number of authorized shares of the Issuer.

Item 7. Material to be Filed as Exhibits
A. Securities Purchase Agreement, dated December 4, 2007, by and among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed on December 10, 2007).
B. Form of the Senior Secured Convertible Term Note — Tranche A, dated December 4, 2007, issued by the Issuer to the Reporting Persons (incorporated by reference to Exhibit 4.2 to Issuer’s Form 8-K filed on December 10, 2007).
C. Form of Tranche A Warrant, dated December 4, 2007, issued by the Issuer to the Reporting Persons (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K filed on December 10, 2007).
D. Amendment No. 1 to the Securities Purchase Agreement, dated July 10, 2008, by and among the Issuer, the Reporting Persons and the other parties thereto. **
E. Form of the Amended and Restated Senior Secured Convertible Term Note — Tranche A, dated July 10, 2008, issued by the Issuer to the Reporting Persons. **
F. Form of Amended and Restated Tranche A Warrant, dated July 10, 2008, issued by the Issuer to the Reporting Persons. **
G. Form of Senior Secured Convertible Term Note — Tranche B, dated July 10, 2008, issued by the Issuer to the Reporting Persons. **
H. Form of Tranche B Warrant, dated July 10, 2008, issued by the Issuer to the Reporting Persons. **
I. Guaranty Agreement, dated December 4, 2007, by and among the Issuer and the Reporting Persons, as the collateral agent (incorporated by reference to Exhibit 10.4 to Issuer’s Form 8-K filed on December 10, 2007).
J. Security Agreement, dated December 4, 2007, by and among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.3 to Issuer’s Form 8-K filed on December 10, 2007).
K. Registration Rights Agreement, dated December 4, 2007, by and among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.2 to Issuer’s Form 8-K filed on December 10, 2007).
L. Amendment No. 1 to the Registration Rights Agreement, dated July 10, 2008, by and among the Issuer, the Reporting Persons and the other parties thereto. **
M. Voting Agreement, dated July 10, 2008, by and among the Reporting Persons and the shareholders of the Issuer party thereto. **

**	Filed herewith

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 14, 2008

IRONMAN PI FUND (QP), L.P.
By:	Ironman Energy Partners, LLC, its general partner

	By:	Ironman Capital Management, LLC, its general partner

	By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN ENERGY PARTNERS II, L.P.
By:	Ironman Capital Management LLC, its general partner

	By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN CAPITAL MANAGEMENT, LLC
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

/s/ G. Bryan Dutt
G. Bryan Dutt

APPENDIX A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value, of The X-Change Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 14, 2008.

IRONMAN PI FUND (QP), L.P.
By:	Ironman Energy Partner, LLC, its general partner

	By:	Ironman Capital Management, LLC, its general partner

	By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN ENERGY PARTNERS II, L.P.
By:	Ironman Capital Management LLC, its general partner

	By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN CAPITAL MANAGEMENT, LLC
By:	/s/ G. Bryan Dutt
	Name:	G. Bryan Dutt
	Title:	Authorized Signatory

/s/ G. Bryan Dutt
G. Bryan Dutt